UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 20 2

(CUSIP Number)

ACME, LLC

Attn: Mike Derrick, Chief Financial Officer

500 Howard Street, Suite 201

San Francisco, CA 94105

(415) 805-8507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 20 2	Schedule 13D	Page 2 of 11 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,095,350 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,095,350 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,095,350 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% of Common Stock (19.7% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of: (i) 1,882,582 shares of Class A Common Stock and (ii) 2,212,768 shares of Class A Common Stock issuable upon exercise of warrants that are exercisable within 60 days of the date hereof. These securities are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2023, plus 2,212,768 shares of Class A Common Stock issuable within 60 days of the date hereof upon exercise of warrants held by ACME Fund II.

CUSIP No. 04634X 20 2	Schedule 13D	Page 3 of 11 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,095,350 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,095,350 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,095,350 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% of Common Stock (19.7% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of: (i) 1,882,582 shares of Class A Common Stock and (ii) 2,212,768 shares of Class A Common Stock issuable upon exercise of warrants that are exercisable within 60 days of the date hereof. These securities are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023, plus 2,212,768 shares of Class A Common Stock issuable within 60 days of the date hereof upon exercise of warrants held by ACME Fund II.

CUSIP No. 04634X 20 2	Schedule 13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,094 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,094 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,094 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of Common Stock (0.1% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Eagle Creek. Mr. Stanford is the manager of Eagle Creek and may be deemed to have voting and investment authority over the shares held by Eagle Creek.
(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023.

CUSIP No. 04634X 20 2	Schedule 13D	Page 5 of 11 Pages

1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,116,822 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,116,822 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,116,822 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% of Common Stock (19.8% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes: (i) 1,882,582 shares held by ACME Fund II; (ii) 2,212,768 shares issuable upon exercise of warrants held by ACME Fund II that are exercisable within 60 days of the date hereof; and (iii) 15,094 shares held by Eagle Creek. ACME GP II is the general partner of ACME Fund II. The Reporting Person is the sole manager of ACME GP II and Eagle Creek and may be deemed to have voting and investment authority over the shares held by ACME Fund II and Eagle Creek.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023, plus 2,212,768 shares of Class A Common Stock issuable within 60 days of the date hereof upon exercise of warrants held by ACME Fund II.

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 23, 2023 (as amended, the “Original Schedule 13D”) filed on behalf of SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”) and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

On November 6, 2023, ACME Fund II (A) purchased $4.0 million aggregate principal amount of senior secured notes due 2024 (the “Existing Notes”) from the Issuer’s existing senior secured creditor, pursuant to which the Issuer was in default as of October 30, 2023. The purchase price of the Existing Note by ACME Fund II was approximately $4.6 million. This purchase, in combination with the purchase, by the Proposed Lead Investor (together, with ACME Fund II, the “Bridge Investors”), of $4.0 million of Existing Notes and associated warrants to purchase Class A Common Stock from the senior secured creditor, resulted in the disposition by the senior secured creditor of its entire remaining holdings of Existing Notes and associated warrants. In conjunction with the purchase of the Existing Notes, the Bridge Investors and the Issuer entered into a reaffirmation agreement and omnibus amendment agreement, dated November 6, 2023, pursuant to which the Bridge Investors agreed to waive certain existing and prospective defaults and events of default under the Existing Notes and the requirement for the Issuer to comply with the minimum liquidity financial covenant in the Existing Notes until November 17, 2023 or such later date as so may be extended by the Required Holders (as defined in the Existing Notes) to provide the Issuer with time to raise additional liquidity through various capital raising and cost cutting initiatives and strategic transactions.

Simultaneously with the purchase of the Existing Notes on November 6, 2023, the Bridge Investors also loaned the Issuer and its subsidiaries an aggregate of approximately $3.05 million (the “Bridge Financing”), pursuant to a series of senior secured bridge notes (the “Bridge Notes”). In connection with the Bridge Financing and the waiver of the events of default and covenant relief under the Existing Notes, the Bridge Investors also received warrants (the “Bridge Warrants”) to purchase up to 5,314,201 shares of Class A Common Stock (the “Warrant Shares”) at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments. The Bridge Investors purchased the Bridge Warrants from the Issuer for a purchase price of $0.125 per Warrant Share.

ACME Fund II received a Bridge Note in the principal amount of $500,000. Acme Fund II purchased Bridge Warrants exercisable for 2,212,768 shares of Class A Common Stock for a purchase price of $276,596.

The total amount of funds used by ACME Fund II for the purchase of the Existing Notes, Bridge Notes and Bridge Warrants was approximately $5.4 million. The source of the funds to acquire these securities was provided through capital commitments from ACME Fund II’s general and limited partners.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

ACME Fund II is in continuing discussions concerning the Proposed Financing with the Issuer, the Proposed Lead Investor and Potential Future Investors, which could involve the restructuring of the Existing Notes and Bridge Notes to conform to the senior secured convertible notes contemplated by the Proposed Financing, which could involve additional funding by ACME Fund II to the Issuer.

The Proposed Financing is conditioned upon execution of final definitive documentation among the Issuer and the Potential Investors; however there can be no assurance that the Issuer and the Potential Investors will be able to negotiate definitive documentation on the terms specified in the Term Sheet or to consummate the Proposed Financing at all.

The statements made herein concerning the Proposed Financing include “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe any objectives, the Proposed Financing, involvement of any potential investors, plans or goals are forward-looking. The forward-looking statements are based on the Reporting Persons’ current intent, belief, expectations, estimates and projections regarding the Issuer and the Proposed Financing. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, readers should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained herein.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) with any other Potential Investor and expressly disclaim beneficial ownership of any securities owned by any other Potential Investor.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate beneficial ownership percentage is approximately 19.8% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on a total of 18,557,785 shares of Class A Common Stock outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023, plus 2,212,768 shares of Class A Common Stock issuable within 60 days of the date hereof upon exercise of warrants held by ACME Fund II. The shares beneficially owned by the Reporting Persons represent, in the aggregate, 16.8% of the total number of outstanding shares of Common Stock of the Issuer, based on a total of 22,260,398 shares of Common Stock (which includes 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023, plus 2,212,768 shares of Class A Common Stock issuable within 60 days of the date hereof upon exercise of warrants held by ACME Fund II. The shares beneficially owned by the Reporting Persons represent approximately 7.1% of the total voting power of the Issuer’s Common Stock (each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share).

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

Information responsive to this Item 5 with respect to the Listed Persons is included in Schedule I hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:

Existing Notes

The Existing Notes mature on November 1, 2024; provided, that the maturity date may be extended for up to an additional year by written agreement of the Issuer and the holders of the Existing Notes. The Existing Notes bear interest at 9.0% per annum, which interest rate would increase to 15% per annum upon the existence of an Event of Default (as defined in the Existing Notes) and the Issuer is required to make quarterly cash amortization payments, with the initial amortization payment due on February 1, 2024.

The Existing Notes are secured by first-priority security interests in all tangible and intangible assets, now owned and hereafter created or acquired, of the Issuer and its subsidiaries. As additional security for the Existing Notes, the Issuer is required to maintain a cash balance of $5.0 million in a restricted account, which is not accessible to the Issuer while the Existing Notes are outstanding. The Issuer is also required to maintain an approved at-the-market equity program and/or equity line that, at all times, shall have available and unused capacity to generate at least $20.0 million of gross proceeds to the Issuer, which restriction limits the Issuer’s ability to use the full capacity of its ATM Sales Agreement entered into on July 10, 2023.

The Issuer may redeem all (or a portion thereof not less than $5.0 million) of the Existing Notes at a price of 105% of the then-outstanding principal amount at any time. Upon a Fundamental Change (as defined in the Existing Notes), a holder may require the Issuer to repurchase the Existing Notes at a price equal to 105% of the aggregate principal amount of the Existing Notes to be repurchased.

The Existing Notes impose certain customary affirmative and negative covenants upon the Issuer, as well as covenants that, among other things, restrict the Issuer and its subsidiaries from incurring any additional indebtedness or suffering any liens, subject to specified exceptions and restrict the ability of the Issuer and its subsidiaries from making certain investments, subject to specified exceptions. If an event of default under the Existing Notes occurs, the holders of the Existing Notes can elect to accelerate all amounts due under the Existing Notes for cash equal to 115% of the then-outstanding principal amount of the Existing Notes, plus accrued and unpaid default interest, which accrues at a rate per annum equal to 15% from the date of a default or event of default.

Bridge Notes

The Bridge Notes mature on November 17, 2023 (the “Maturity Date”).    The Bridge Notes bear interest at 9.0% per annum payable in kind, which interest rate would increase to 15% per annum upon the existence of an Event of Default (as defined in the Bridge Notes). The Bridge Notes are guaranteed by all of the subsidiaries of the Issuer, rank equally as to payment and lien priority with the Existing Notes, and are secured by first-priority security interests in all tangible and intangible assets, now owned and hereafter created or acquired, of the Issuer and its subsidiaries. The Bridge Notes may be prepaid, in whole or in part, at any time without prepayment premium or penalty.

If an event of default under the Bridge Notes occurs, the principal amount, together with accrued interest thereon, will become immediately due and payable.

Bridge Warrants

The Bridge Warrants are immediately exercisable upon issuance at an exercise price of $0.808 per Warrant Share, subject to certain adjustments, and expire on November 6, 2028. The exercise of the Bridge Warrant by ACME Fund II is subject to a limitation that prohibits the exercise of the Bridge Warrant to the extent that, upon exercise, ACME Fund II and its Attribution Parties (as defined in the Bridge Warrant) would beneficially own in excess of 19.99% of the Issuer’s Class A Common Stock. The exercise price of the Bridge Warrants, and the number of Warrant Shares potentially issuable upon exercise of the Bridge Warrants, will be adjusted proportionately if the Issuer subdivides its shares of Class A Common Stock into a greater number of shares or combines its shares of Class A Common Stock into a smaller number of shares.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement, dated July 12, 2021 (incorporated by reference to the Original Schedule 13D, filed on July 12, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

SHERPAVENTURES FUND II, LP

By:	SherpaVentures Fund II GP, LLC
Its:	General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SHERPAVENTURES FUND II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

EAGLE CREEK CAPITAL, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
SCOTT STANFORD

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Manager of SherpaVentures Fund II GP, LLC and Eagle Creek Capital, LLC

Scott Stanford

c/o ACME, LLC

500 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America